UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

22 April 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

22 April 2026

Operational review for the nine months ended 31 March 2026

Strong operational performance in copper and iron ore, as we continue to advance our growth projects

“BHP has delivered strong performance over the past nine months, including record material mined and concentrator throughput at Escondida and record production at WAIO. These results reflect the consistency of our operations and the strength of our high margin diversified portfolio in an evolving operating environment.

In copper, strong performance at Escondida and Antamina supports our expectation of delivering production in the upper half of FY26 Group copper guidance. We continue to make steady progress across our copper growth program, consistent with our focus on long-life, high-quality copper supply and disciplined capital allocation. During the quarter we submitted a permit application for Escondida’s new concentrator, and Resolution Copper achieved a key milestone, allowing the project to progress drilling required to complete its mine design and feasibility study. Our balance sheet remains strong, and in the last month we have realised ~US$4.8 bn by completing the Antamina silver streaming transaction and finalising the divestment of Carajás, as well as cash received in relation to the earlier divestment of Blackwater and Daunia.

Our centralised procurement capability and our low-cost operations have positioned us advantageously in the face of industry wide pressure on the cost of energy and consumables as a result of the conflict in the Middle East.

From 1 July 2026, Brandon Craig will assume the role of CEO, taking BHP forward from a strong position with reliable operations and a significant pipeline of copper and potash growth projects, to deliver long term value through the cycle.”

Mike Henry,

BHP Chief Executive Officer

Summary

Operational excellence	CEO succession

Upper half copper; iron ore on track	Brandon Craig to succeed Mike Henry

FY26 Group copper production is now expected to be in the upper half of the guidance range, with Escondida (upper half) and Antamina (increased) offsetting Spence (lowered due to the ongoing challenges of managing variable ore characteristics). Samarco is now expected to achieve the top end of its FY26 production guidance range.

FY26 unit cost guidance has been improved at Escondida, with BMA now guiding to the top end of its range. All other assets remain unchanged, however we continue to actively manage the impacts of higher diesel and consumables costs, as well as movements in foreign exchange rates, on the underlying cost base of our assets.

In March, the Board of BHP announced that Brandon Craig will become Chief Executive Officer (CEO) and a Director of BHP Group Limited on 1 July 2026, succeeding the current CEO, Mike Henry, who will step down after six and a half years in the role.

Brandon brings more than 25 years of operational and corporate leadership experience at BHP to the role, most recently as BHP’s President Americas. During his time in this role, BHP became the world’s largest copper producer and advanced high quality growth options in copper and potash across Canada, the United States and South America.

Disciplined capital management	Copper growth

Extracting value from non-core assets	Advancing copper growth projects

In April, we completed a silver streaming transaction with Wheaton Precious Metals and received total upfront consideration of US$4.3 bn. We also finalised the divestment of the Carajás assets with US$240 m received on completion (plus cash adjustments), and with potential for up to an additional US$225 m to be received as contingent payments based on performance targets.	In March, we submitted the Environmental Impact Declaration (DIA) permit for the Escondida New Concentrator, which is the centre piece of Escondida’s growth program. Resolution Copper, a joint venture between Rio Tinto (55% and operator) and BHP (45%), completed a land exchange in Arizona, United States. Resolution Copper can now advance further resource data collection and initiate early underground development at one of the largest untapped, high-Ggrade copper resources in the world.

Production	Quarter performance			YTD performance		FY26 guidance

	Q3 FY26	v Q2 FY26	v Q3 FY25	YTD Mar FY26	v YTD Mar FY25	Previous	Current

Copper (kt)	476.8	(3%)	(7%)	1,460.9	(3%)	1,900 – 2,000	1,900 – 2,000	Upper half

Escondida (kt)	303.2	(4%)	(9%)	949.3	(3%)	1,200 – 1,275	1,200 – 1,275	Upper half

Pampa Norte (Spence) (kt)	44.6	(23%)	(34%)	158.1	(19%)	230 – 250	210 – 220	Lowered

Copper South Australia (kt)	82.8	10%	5%	230.5	3%	310 – 340	310 – 340	-

Antamina (kt)	44.1	15%	43%	116.2	19%	140 – 150	150 – 160	Increased

Carajás (kt)	2.1	(11%)	10%	6.8	(6%)	-	-	-

Iron ore (Mt)	62.8	(10%)	2%	196.6	2%	258 – 269	258 – 269	-

WAIO (Mt)	60.9	(10%)	1%	190.7	1%	251 – 262	251 – 262	-

WAIO (100% basis) (Mt)	69.8	(9%)	3%	216.3	2%	284 – 296	284 – 296	-

Samarco (Mt)	1.9	(3%)	17%	5.9	37%	7 – 7.5	7 – 7.5	Top end

Steelmaking coal – BMA (Mt)	3.8	(11%)	(3%)	13.0	1%	18 – 20	18 – 20	-

BMA (100% basis) (Mt)	7.6	(11%)	(3%)	25.9	1%	36 – 40	36 – 40	Lower half

Energy coal – NSWEC (Mt)	4.0	(12%)	12%	12.2	11%	14 – 16	14 – 16	Upper half

Note: Updates with respect to FY26 production guidance since the HY26 Results Announcement are shown in italics.

BHP | Operational review for the nine months ended 31 March 2026

Segment and asset performance | FY26 YTD v FY25 YTD

Copper
Production 1,461 kt ê3% YTD Mar FY25 1,500 kt FY26e 1,900 – 2,000 kt Average realised price US$5.47/lb é31% YTD Mar FY25 US$4.19/lb

Total copper production decreased 3% to 1,461 kt. Copper production guidance for FY26 remains unchanged at between 1,900 and 2,000 kt and is now expected to be in the upper half of the range.

Escondida 949 kt ê3% (100% basis)

Production decreased primarily due to planned lower concentrator feed grade of 0.91% (FY25 YTD: 1.05%). This was partially offset by strong operational performance, with record material mined and record concentrator throughput, as well as improved recoveries driven by operational enhancements, including the introduction of new reagents. Cathode production increased, supported by higher sulphide leach production and additional leach pad irrigation.

Production guidance for FY26 remains unchanged at between 1,200 and 1,275 kt and is now expected to be in the upper half of the range. Concentrator feed grade guidance remains unchanged at between 0.85 and 0.90% for the full year. Unit cost guidance for FY26 has been lowered to between US$1.00 and US$1.20/lb (from US$1.20 to US$1.50/lb previously), reflecting the increased contribution of by-product credits and strong operational performance.

The Environmental Impact Declaration (DIA) permit for the Escondida New Concentrator, the centre piece of the growth program, was submitted in March 2026. The new concentrator is expected to require an investment of between US$4.4 and US$5.9 bn to deliver between 220 and 260 ktpa of copper, more than offsetting the existing production capacity of the current Los Colorados plant. Subject to environmental permit approval, the project will progress towards an expected final investment decision (FID) in CY27-28, with potential first production between CY31-32.

Pampa Norte (Spence) 158kt ê19%

Production decreased due to challenges with managing the ore complexity, variation and declining grades at both the concentrator and the cathode plant.

At the cathode plant, production decreased due to the planned decline in stacked feed grade as we progress deeper into the hypogene mineral area of the ore body. We continue to test the implementation of BHP’s Simple Approach to Leaching 2 (SaL2) technology at the sulphide leach pad to enable processing of hypogene ores and utilise latent capacity in the cathode infrastructure.

At the concentrator, ongoing challenges associated with managing ore complexity and variability have reduced recoveries which requires additional ore blending and flotation time to address these impacts. We plan to invest in upgraded flotation cells, which are expected to enable improved processing and recoveries, with a potential FID in H1 FY27.

Production guidance for FY26 has been lowered to between 210 and 220 kt (from between 230 and 250 kt previously).

Copper South Australia 231 kt é3%

Production increased primarily driven by strong underlying operational performance, and the weather-related power outage in the prior period. Olympic Dam achieved record material mined, ore milled and concentrate smelted while production also benefited from higher feed grades at Prominent Hill. Material mined at Carrapateena increased 11%, including record performance in Q3 FY26, which partially offset the impact of planned lower grades.

Production guidance for FY26 remains unchanged at between 310 and 340 kt.

By-product production was also strong, including record refined gold volumes.

In Q3 FY26, concentrate and associated by-product sales decreased due to wet weather impacts at Prominent Hill, including site access road closures which affected logistics. This is expected to result in higher FY26 closing inventories.

BHP | Operational review for the nine months ended 31 March 2026

Other copper

At Antamina, copper production increased 19% to 116 kt as a result of planned higher feed grades and improved operational performance. Zinc production is 18% higher at 81 kt, as a result of planned higher feed grades. We now expect Antamina’s copper production for FY26 to be between 150 and 160 kt (from 140 to 150 kt previously). Zinc production guidance for FY26 remains unchanged at between 90 and 110kt.

The divestment of Carajás to a subsidiary of CoreX Holding was completed on 2 April 2026 with US$240 m (plus cash adjustments) received on completion, and with potential for up to an additional US$225 m to be received as contingent payments based on a range of production and project related targets. Prior to divestment, Carajás had produced 6.8 kt of copper and 5.5 troy koz of gold.

Iron ore
Production 197 Mt é2% YTD Mar FY25 193 Mt FY26e 258 – 269 Mt Average realised price (WAIO) US$84.91/wmt é2% YTD Mar FY25 US$82.93/wmt

Iron ore production increased 2% to 197 Mt. Iron ore production guidance for FY26 remains unchanged at between 258 and 269 Mt.

WAIO 191 Mt é1% | 216 Mt (100% basis)

WAIO achieved record production. At the mines, record material mined (up 7%) and draw down of inventory helped deliver record volumes from the Central Pilbara hub (South Flank and Mining Area C) with South Flank exceeding annualised nameplate capacity.

At port, Car Dumper (CD) performance improved following the completion of the CD3 rebuild in Q1 FY26 (4.3 Mt impact, 100% basis), which alongside the planned reduction in tie- in activity on the multi-year Rail Technology Program (RTP1), generated increased efficiency across the rail network and higher inflow.

We have concluded iron ore sales contract negotiations with the China Mineral Resources Group (CMRG). Production guidance for FY26 remains unchanged at between 251 and 262 Mt (284 and 296 Mt, 100% basis).

Samarco 5.9 Mt é37% | 11.8 Mt (100% basis)

Production increased as a result of stronger performance at the second concentrator following ramp up, and higher feed grades and recoveries.

Production guidance for FY26 remains unchanged at between 7 and 7.5 Mt and is now expected to be at the top end of the range, as a result of strong operating performance.

Coal Steelmaking coal
Production 13.0 Mt é1% YTD Mar FY25 12.9 Mt FY26e 18 – 20 Mt Average realised price US$200.25/t 0% YTD Mar FY25 US$200.12/t

BMA 13.0 Mt é1% | 25.9 Mt (100% basis)

Production increased with strong operational performance at the open cut operations, supported by the highest YTD stripping volumes in five years. This was partially offset by lower yield driven by mine sequencing in response to significant wet weather (the highest rainfall recorded in 15 years), ongoing geotechnical challenges at Broadmeadow, and Saraji South being placed into care and maintenance.

The planned longwall move at Broadmeadow commenced in February and was completed in early April.

Production guidance for FY26 remains unchanged at between 18 and 20 Mt (36 and 40 Mt, 100% basis), with production expected to be in the lower half of the range. Unit cost guidance for FY26 remains unchanged at between US$116 and US$128/t and is now expected to be at the top end of the range (previously upper half of the range).

We expect to continue building raw coal inventory into CY27, to further improve operating stability.

BHP | Operational review for the nine months ended 31 March 2026

Energy coal

Production	NSWEC 12.2 Mt é11%

12.2 Mt é11% YTD Mar FY25 11.0 Mt FY26e 14 – 16 Mt Average realised price US$99.04/t ê15% YTD Mar FY25 US$115.99/t

Strong operational performance as a result of increased bypass coal due to mine sequencing. This was further supported by mining lower strip ratio areas.

Production guidance for FY26 remains unchanged at between 14 and 16 Mt, with production expected to be in the upper half of the range.

Quarterly performance | Q3 FY26 v Q2 FY26

Copper	Iron ore
477 kt ê3% Q2 FY26 491 kt

Lower production at Escondida due to planned lower grades and at Spence due to the impact of complex ore characteristics on processing and recovery rates at the concentrator and lower stacked grades at the leach pad, partially offset by increased production at Copper SA and strong performance at Antamina.

	63 Mt ê10% Q2 FY26 70 Mt	Lower production at WAIO driven by weather impacts from Tropical Cyclone Mitchell and Tropical Cyclone Narelle that led to a temporary port closure, operational adjustments and higher planned maintenance.
Steelmaking coal	Energy coal
3.8 Mt ê11% Q2 FY26 4.3 Mt

Lower production due to significantly higher rainfall as a result of Tropical Cyclone Koji, which restricted pit access and impacted stripping performance and yield during and after the event. This was partially offset by inventory drawdowns.

	4.0 Mt ê12% Q2 FY26 4.6 Mt	Lower production due to lower bypass coal, wash plant feed and yield due to mine sequence, minor planned wash plant maintenance and unfavourable weather.

BHP | Operational review for the nine months ended 31 March 2026

Appendix 1

Average realised pricesi

	Quarter performance			YTD performance

	Q3 FY26	v Q2 FY26	v Q3 FY25	YTD Mar FY26	v YTD Mar FY25

Copper (US$/lb)	5.86	(1%)	29%	5.47	31%

Iron ore (US$/wmt, FOB)	85.35	0%	(2%)	84.91	2%

Steelmaking coal (US$/t)	226.76	15%	23%	200.25	0%

Energy coal (US$/t)ii	105.61	10%	8%	99.04	(15%)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii	Export sales only. Includes thermal coal sales from steelmaking coal mines.

Current year unit cost guidance

FY26 unit cost guidance[i]

Unit cost	Previous	Current

Escondida (US$/lb)	1.20 – 1.50	1.00 – 1.20	Lowered

Spence (US$/lb)	2.10 – 2.40	2.10 – 2.40	-

Copper SA (US$/lb)ii	1.00 – 1.50	1.00 – 1.50	-

WAIO (US$/t)	18.25 – 19.75	18.25 – 19.75	-

BMA (US$/t)	116 – 128	116 – 128	Top end

i	FY26 unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940. Italics signify an update since the HY26 Results Announcement.

ii	Copper SA unit cost guidance is calculated using the following assumptions for by-products: gold US$2,900/oz, and uranium US$70/lb.

Medium term guidancei

	Production guidance	Unit cost guidanceii

Escondidaiii	900 – 1,000 ktpa	US$1.50 – 1.80/lb

Spence	~235 ktpa	US$2.05 – 2.35/lb

WAIO (100% basis)iv	>305 Mtpa	<US$17.50/t

BMA (100% basis)	43 – 45 Mtpa	<US$110/t

i	Medium term refers to a five-year time horizon unless otherwise noted.

ii	Unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940.

iii	FY27 production guidance of 1,000 – 1,100 kt. Medium term refers to an average for FY28 to FY31.

iv	Sustained production of >305 Mtpa (100% basis) from Q4 FY28.

Major projects

Commodity	Project and ownership	Project scope / capacity	Project expenditure[i] US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	8,400	Mid-CY27	Project is 78% complete

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	Under review – update expected in Q4 FY26	FY31	Project is 15% complete

i	Includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies.

Exploration

Minerals exploration and evaluation expenditure was US$275 m for YTD March FY26 (YTD March FY25: US$279 m), of which US$235 m was expensed (YTD March FY25: US$241 m).

BHP | Operational Review for the nine months ended 31 March 2026

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var	Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var
			2025	2025	2025	2025	2026	2026	2025	%	2025	2025	2025	2025	2026	2026	2025	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	379.8	375.9	374.0	366.5	347.7	1,088.2	1,132.1	(4)%	399.0	377.6	343.0	373.8	350.0	1,066.8	1,163.3	(8)%
	Escondida	kt	288.4	278.6	282.4	270.5	248.3	801.2	848.6	(6)%	309.2	285.5	258.3	277.7	252.1	788.1	857.4	(8)%
	Pampa Norte (Spence)	kt	36.1	42.2	35.4	33.3	25.7	94.4	108.4	(13)%	36.5	37.3	33.2	27.9	34.9	96.0	117.0	(18)%
	Copper South Australia	kt	22.5	31.7	19.9	22.2	27.5	69.6	70.2	(1)%	23.8	30.9	15.9	24.8	18.0	58.7	80.1	(27)%
	Antamina	kt	30.9	21.2	33.9	38.2	44.1	116.2	97.7	19%	27.4	21.8	33.1	40.4	43.3	116.8	100.3	16%
	Carajás	kt	1.9	2.2	2.4	2.3	2.1	6.8	7.2	(6)%	2.1	2.1	2.5	3.0	1.7	7.2	8.5	(15)%
	Cathode	kt	133.6	140.3	119.6	124.0	129.1	372.7	368.4	1%	133.3	148.4	105.9	130.7	118.7	355.3	364.0	(2)%
	Escondida	kt	45.2	48.7	46.5	46.7	54.9	148.1	129.0	15%	47.4	52.7	38.1	50.0	50.1	138.2	128.2	8%
	Pampa Norte (Spence)	kt	31.8	31.2	20.4	24.4	18.9	63.7	85.8	(26)%	30.7	34.1	17.9	25.4	17.4	60.7	84.8	(28)%
	Copper South Australia	kt	56.6	60.4	52.7	52.9	55.3	160.9	153.6	5%	55.2	61.6	49.9	55.3	51.2	156.4	151.0	4%
	Total	kt	513.4	516.2	493.6	490.5	476.8	1,460.9	1,500.5	(3)%	532.3	526.0	448.9	504.5	468.7	1,422.1	1,527.3	(7)%
Lead	Payable metal in concentrate	t	234	1,829	754	91	209	1,054	403	162%	181	837	1,469	551	14	2,034	341	496%
	Antamina	t	234	1,829	754	91	209	1,054	403	162%	181	837	1,469	551	14	2,034	341	496%
Zinc	Payable metal in concentrate	t	26,026	40,415	35,991	27,003	17,723	80,717	68,192	18%	22,249	37,263	41,499	26,046	18,573	86,118	67,186	28%
	Antamina	t	26,026	40,415	35,991	27,003	17,723	80,717	68,192	18%	22,249	37,263	41,499	26,046	18,573	86,118	67,186	28%
Gold	Payable metal in concentrate	troy oz	89,841	95,949	76,242	73,585	105,321	255,148	265,977	(4)%	92,357	95,523	66,377	82,099	87,012	235,488	280,467	(16)%
	Escondida	troy oz	44,527	40,292	35,348	31,927	52,473	119,748	128,783	(7)%	44,527	40,292	35,348	31,927	52,473	119,748	128,783	(7)%
	Pampa Norte (Spence)	troy oz	3,341	2,961	2,589	2,724	3,800	9,113	10,019	(9)%	3,341	2,961	2,589	2,724	3,800	9,113	10,019	(9)%
	Copper South Australia	troy oz	40,457	50,871	36,489	36,993	47,264	120,746	121,694	(1)%	42,825	50,577	26,476	45,024	29,234	100,734	135,305	(26)%
	Carajás	troy oz	1,516	1,825	1,816	1,941	1,784	5,541	5,481	1%	1,664	1,693	1,964	2,424	1,505	5,893	6,360	(7)%
	Refined gold	troy oz	57,006	46,789	50,716	61,910	54,511	167,137	141,869	18%	57,982	49,241	51,147	59,054	57,336	167,537	141,787	18%
	Copper South Australia	troy oz	57,006	46,789	50,716	61,910	54,511	167,137	141,869	18%	57,982	49,241	51,147	59,054	57,336	167,537	141,787	18%
	Total	troy oz	146,847	142,738	126,958	135,495	159,832	422,285	407,846	4%	150,339	144,764	117,524	141,153	144,348	403,025	422,254	(5)%
Silver	Payable metal in concentrate	troy koz	3,418	3,911	4,114	4,109	4,839	13,062	9,845	33%	3,198	3,526	4,136	4,252	4,518	12,906	9,408	37%
	Escondida	troy koz	1,787	1,906	1,942	2,176	2,780	6,898	4,952	39%	1,787	1,906	1,942	2,176	2,780	6,898	4,952	39%
	Pampa Norte (Spence)	troy koz	428	441	358	316	375	1,049	1,382	(24)%	428	441	358	316	375	1,049	1,382	(24)%
	Copper South Australia	troy koz	186	251	182	179	222	583	662	(12)%	173	226	131	207	162	500	686	(27)%
	Antamina	troy koz	1,017	1,313	1,632	1,438	1,462	4,532	2,849	59%	810	953	1,705	1,553	1,201	4,459	2,388	87%
	Refined silver	troy koz	462	216	227	284	308	819	801	2%	486	213	255	250	340	845	798	6%
	Copper South Australia	troy koz	462	216	227	284	308	819	801	2%	486	213	255	250	340	845	798	6%
	Total	troy koz	3,880	4,127	4,341	4,393	5,147	13,881	10,646	30%	3,684	3,739	4,391	4,502	4,858	13,751	10,206	35%
Uranium	Payable metal in concentrate	t	783	974	819	903	778	2,500	2,180	15%	710	1,230	649	815	650	2,114	2,027	4%
	Copper South Australia	t	783	974	819	903	778	2,500	2,180	15%	710	1,230	649	815	650	2,114	2,027	4%
Molybdenum	Payable metal in concentrate	t	801	337	341	281	341	963	2,636	(63)%	839	714	347	322	263	932	2,573	(64)%
	Pampa Norte (Spence)	t	187	189	257	269	194	720	505	43%	223	190	208	256	205	669	542	23%
	Antamina	t	614	148	84	12	147	243	2,131	(89)%	616	524	139	66	58	263	2,031	(87)%
Iron ore	Western Australia Iron Ore (WAIO)	kt	60,137	68,348	62,015	67,766	60,922	190,703	188,251	1%	59,234	67,830	62,430	66,909	58,608	187,947	186,983	1%
	Samarco	kt	1,603	1,951	2,066	1,938	1,882	5,886	4,303	37%	1,416	1,973	2,042	2,512	1,590	6,144	3,875	59%
	Total	kt	61,740	70,299	64,081	69,704	62,804	196,589	192,554	2%	60,650	69,803	64,472	69,421	60,198	194,091	190,858	2%
Steelmaking coal	BHP Mitsubishi Alliance (BMA)	kt	3,919	5,146	4,865	4,291	3,816	12,972	12,864	1%	3,791	5,030	4,472	4,413	3,852	12,737	12,790	0%
Energy coal	NSW Energy Coal (NSWEC)	kt	3,596	4,067	3,518	4,610	4,037	12,165	10,969	11%	3,509	3,926	3,707	4,372	4,048	12,127	11,263	8%
Nickel[1]	Western Australia Nickel	kt	2.3	0.3	-	-	-	-	29.9	(100)%	2.2	0.2	-	-	-	-	33.3	(100)%
Cobalt[1]	Western Australia Nickel	t	35	-	-	-	-	-	450	(100)%	-	-	-	-	-	-	415	(100)%

1 WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational review for the nine months ended 31 March 2026

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %
Production and sales
By asset
Copper

Metals production is payable metal unless otherwise noted.
Escondida, Chile¹	BHP interest 57.5%
Material mined	kt	117,038	122,386	114,527	112,808	114,506	341,841	333,537	2%
Concentrator throughput	kt	32,889	36,490	36,721	35,628	34,225	106,574	100,670	6%
Average copper grade - concentrator	%	1.09%	0.95%	0.94%	0.91%	0.88%	0.91%	1.05%	(13)%
Production ex mill	kt	295.6	291.0	294.2	279.7	255.1	829.0	875.3	(5)%
Payable copper	kt	288.4	278.6	282.4	270.5	248.3	801.2	848.6	(6)%	309.2	285.5	258.3	277.7	252.1	788.1	857.4	(8)%
Copper cathode (EW)	kt	45.2	48.7	46.5	46.7	54.9	148.1	129.0	15%	47.4	52.7	38.1	50.0	50.1	138.2	128.2	8%
Oxide leach	kt	14.3	16.3	16.8	11.1	19.9	47.8	34.3	39%
Sulphide leach	kt	30.9	32.4	29.7	35.6	35.0	100.3	94.7	6%
Total copper	kt	333.6	327.3	328.9	317.2	303.2	949.3	977.6	(3)%	356.6	338.2	296.4	327.7	302.2	926.3	985.6	(6)%
Payable gold concentrate	troy oz	44,527	40,292	35,348	31,927	52,473	119,748	128,783	(7)%	44,527	40,292	35,348	31,927	52,473	119,748	128,783	(7)%
Payable silver concentrate	troy koz	1,787	1,906	1,942	2,176	2,780	6,898	4,952	39%	1,787	1,906	1,942	2,176	2,780	6,898	4,952	39%
1 Presented on a 100% basis. BHP interest in saleable production is 57.5%.
Pampa Norte (Spence), Chile¹	BHP interest 100%
Material mined	kt	21,848	25,944	24,695	22,895	21,690	69,280	70,346	(2)%
Ore stacked	kt	5,584	5,413	5,652	5,354	4,435	15,441	16,486	(6)%
Average copper grade - stacked	%	0.62%	0.67%	0.61%	0.58%	0.66%	0.61%	0.72%	(15)%
Concentrator throughput	kt	7,754	7,792	7,778	8,002	7,329	23,109	23,023	0%
Average copper grade - concentrator	%	0.63%	0.66%	0.65%	0.60%	0.53%	0.59%	0.63%	(6)%
Payable copper	kt	36.1	42.2	35.4	33.3	25.7	94.4	108.4	(13)%	36.5	37.3	33.2	27.9	34.9	96.0	117.0	(18)%
Copper cathode (EW)	kt	31.8	31.2	20.4	24.4	18.9	63.7	85.8	(26)%	30.7	34.1	17.9	25.4	17.4	60.7	84.8	(28)%
Total copper	kt	67.9	73.4	55.8	57.7	44.6	158.1	194.2	(19)%	67.2	71.4	51.1	53.3	52.3	156.7	201.8	(22)%
Payable gold concentrate	troy oz	3,341	2,961	2,589	2,724	3,800	9,113	10,019	(9)%	3,341	2,961	2,589	2,724	3,800	9,113	10,019	(9)%
Payable silver concentrate	troy koz	428	441	358	316	375	1,049	1,382	(24)%	428	441	358	316	375	1,049	1,382	(24)%
Payable molybdenum	t	187	189	257	269	194	720	505	43%	223	190	208	256	205	669	542	23%

1 Pampa Norte consists of Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational review for the nine months ended 31 March 2026

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	24.8	33.2	25.5	24.8	28.3	78.6	80.7	(3)%	23.8	30.9	15.9	24.8	18.0	58.7	80.1	(27)%
	Cathode	kt	56.6	60.4	52.7	52.9	55.3	160.9	153.6	5%	55.2	61.6	49.9	55.3	51.2	156.4	151.0	4%
	Total copper	kt	81.4	93.6	78.2	77.7	83.6	239.5	234.3	2%	79.0	92.5	65.8	80.1	69.2	215.1	231.1	(7)%
	Payable metal in concentrate transfer to Olympic Dam	kt	(2.3)	(1.5)	(5.6)	(2.6)	(0.8)	(9.0)	(10.5)	(14)%
	Net copper	kt	79.1	92.1	72.6	75.1	82.8	230.5	223.8	3%
Gold	Payable metal in concentrate	troy oz	46,097	53,055	47,893	41,351	48,532	137,776	144,837	(5)%	42,825	50,577	26,476	45,024	29,234	100,734	135,305	(26)%
	Refined gold	troy oz	57,006	46,789	50,716	61,910	54,511	167,137	141,869	18%	57,982	49,241	51,147	59,054	57,336	167,537	141,787	18%
	Total gold	troy oz	103,103	99,844	98,609	103,261	103,043	304,913	286,706	6%	100,807	99,818	77,623	104,078	86,570	268,271	277,092	(3)%
	Payable metal in concentrate transfer to Olympic Dam	troy oz	(5,640)	(2,184)	(11,404)	(4,358)	(1,268)	(17,030)	(23,143)	(26)%
	Net gold	troy oz	97,463	97,660	87,205	98,903	101,775	287,883	263,563	9%
Silver	Payable metal in concentrate	troy koz	198	258	213	193	226	632	716	(12)%	173	226	131	207	162	500	686	(27)%
	Refined silver	troy koz	462	216	227	284	308	819	801	2%	486	213	255	250	340	845	798	6%
	Total silver	troy koz	660	474	440	477	534	1,451	1,517	(4)%	659	439	386	457	502	1,345	1,484	(9)%
	Payable metal in concentrate transfer to Olympic Dam	troy koz	(12)	(7)	(31)	(14)	(4)	(49)	(54)	(9)%
	Net silver	troy koz	648	467	409	463	530	1,402	1,463	(4)%
Uranium		t	783	974	819	903	778	2,500	2,180	15%	710	1,230	649	815	650	2,114	2,027	4%

Olympic Dam
	Material mined	kt	2,498	2,587	2,818	2,763	2,732	8,313	7,150	16%
	Ore milled	kt	2,462	2,859	2,640	2,926	2,565	8,131	7,486	9%
	Average copper grade	%	1.99%	2.05%	1.97%	1.97%	1.92%	1.95%	2.02%	(3)%
	Average uranium grade	kg/t	0.56	0.56	0.55	0.56	0.57	0.56	0.58	(4)%
	Copper cathode (ER and EW)	kt	56.6	60.4	52.7	52.9	55.3	160.9	153.6	5%	55.2	61.6	49.9	55.3	51.2	156.4	151.0	4%
	Refined gold	troy oz	57,006	46,789	50,716	61,910	54,511	167,137	141,869	18%	57,982	49,241	51,147	59,054	57,336	167,537	141,787	18%
	Refined silver	troy koz	462	216	227	284	308	819	801	2%	486	213	255	250	340	845	798	6%
	Payable uranium	t	783	974	819	903	778	2,500	2,180	15%	710	1,230	649	815	650	2,114	2,027	4%

Prominent Hill
	Material mined	kt	1,119	1,210	1,049	1,014	1,026	3,089	3,157	(2)%
	Ore milled	kt	1,364	1,998	1,621	1,376	1,494	4,491	4,684	(4)%
	Average copper grade	%	0.82%	0.92%	0.71%	0.83%	0.90%	0.81%	0.75%	8%
	Concentrate produced	kt	19.2	33.0	19.0	19.1	25.7	63.8	60.3	6%
	Payable copper	kt	9.7	16.2	9.9	9.7	11.8	31.4	30.1	4%	9.5	12.8	4.4	7.5	3.1	15.0	28.4	(47)%
	Payable gold concentrate	troy oz	24,309	28,593	24,105	17,406	23,664	65,175	70,730	(8)%	22,614	25,222	9,033	17,671	5,894	32,598	60,991	(47)%
	Payable silver concentrate	troy koz	63	98	61	49	60	170	196	(13)%	51	69	29	45	20	94	172	(45)%

Carrapateena
	Material mined	kt	1,202	1,583	1,488	1,479	1,632	4,599	4,148	11%
	Ore milled	kt	1,306	1,557	1,511	1,415	1,516	4,442	4,181	6%
	Average copper grade	%	1.31%	1.24%	1.18%	1.20%	1.22%	1.20%	1.38%	(13)%
	Concentrate produced	kt	50.6	58.7	52.4	53.4	61.4	167.2	167.4	0%
	Payable copper	kt	15.1	17.0	15.6	15.1	16.5	47.2	50.6	(7)%	14.3	18.1	11.5	17.3	14.9	43.7	51.7	(15)%
	Payable gold concentrate	troy oz	21,788	24,462	23,788	23,945	24,868	72,601	74,107	(2)%	20,211	25,355	17,443	27,353	23,340	68,136	74,314	(8)%
	Payable silver concentrate	troy koz	135	160	152	144	166	462	520	(11)%	122	157	102	162	142	406	514	(21)%

BHP | Operational review for the nine months ended 31 March 2026

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	51,529	39,369	58,970	57,442	54,819	171,231	173,120	(1)%
Concentrator throughput	kt	13,140	10,154	13,307	13,725	13,783	40,815	39,559	3%
Average head grade - copper	%	0.81%	0.76%	0.86%	0.98%	1.12%	0.99%	0.83%	19%
Average head grade - zinc	%	0.85%	1.70%	1.26%	1.01%	0.79%	1.02%	0.79%	29%
Payable copper	kt	30.9	21.2	33.9	38.2	44.1	116.2	97.7	19%	27.4	21.8	33.1	40.4	43.3	116.8	100.3	16%
Payable zinc	t	26,026	40,415	35,991	27,003	17,723	80,717	68,192	18%	22,249	37,263	41,499	26,046	18,573	86,118	67,186	28%
Payable silver	troy koz	1,017	1,313	1,632	1,438	1,462	4,532	2,849	59%	810	953	1,705	1,553	1,201	4,459	2,388	87%
Payable lead	t	234	1,829	754	91	209	1,054	403	162%	181	837	1,469	551	14	2,034	341	496%
Payable molybdenum	t	614	148	84	12	147	243	2,131	(89)%	616	524	139	66	58	263	2,031	(87)%

Carajás, Brazil	BHP interest 100%
Material mined	kt	140	148	134	147	148	429	472	(9)%
Ore milled	kt	128	176	160	172	156	489	460	6%
Average copper grade	%	1.64%	1.40%	1.63%	1.51%	1.48%	1.54%	1.73%	(11)%
Production ex mill	kt	7.9	9.5	10.3	9.8	8.8	28.9	30.4	(5)%
Average gold grade	g/t	0.50	0.43	0.46	0.47	0.47	0.47	0.50	(7)%
Payable copper	kt	1.9	2.2	2.4	2.3	2.1	6.8	7.2	(6)%	2.1	2.1	2.5	3.0	1.7	7.2	8.5	(15)%
Payable gold concentrate	troy oz	1,516	1,825	1,816	1,941	1,784	5,541	5,481	1%	1,664	1,693	1,964	2,424	1,505	5,893	6,360	(7)%

Iron ore
Iron ore production is reported on the basis of saleable product, which is wet metric tonnes (wmt) for WAIO and dry metric tonnes (dmt) for Samarco.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	11,991	15,073	13,724	13,340	13,517	40,581	39,145	4%
Area C Joint Venture	kt	27,869	32,824	29,415	32,265	33,584	95,264	86,286	10%
Yandi Joint Venture	kt	3,819	3,854	3,498	2,899	2,941	9,338	12,036	(22)%
Jimblebar¹	kt	16,458	16,597	15,378	19,262	10,880	45,520	50,784	(10)%
Total	kt	60,137	68,348	62,015	67,766	60,922	190,703	188,251	1%
Total (100%)	kt	67,844	77,480	70,246	76,326	69,752	216,324	212,508	2%
Lump	kt									18,822	21,285	20,250	20,595	19,878	60,723	58,518	4%
Fines	kt									40,412	46,545	42,180	46,314	38,730	127,224	128,465	(1)%
Total	kt									59,234	67,830	62,430	66,909	58,608	187,947	186,983	1%
Total (100%)	kt									66,765	76,723	70,592	75,397	67,001	212,990	210,902	1%
1 Presented on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,603	1,951	2,066	1,938	1,882	5,886	4,303	37%	1,416	1,973	2,042	2,512	1,590	6,144	3,875	59%

BHP | Operational review for the nine months ended 31 March 2026

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %	Mar 2025	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Mar 2026	Mar 2025	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Goonyella	kt	1,228	1,811	1,880	1,254	1,124	4,258	4,026	6%

	Peak Downs	kt	1,098	1,154	1,111	967	1,176	3,254	3,420	(5)%

	Saraji	kt	883	1,079	884	1,146	849	2,879	2,994	(4)%

	Caval Ridge	kt	710	1,102	990	924	667	2,581	2,424	6%

	Total[1]	kt	3,919	5,146	4,865	4,291	3,816	12,972	12,864	1%

	Total (100%)[1]	kt	7,838	10,292	9,730	8,582	7,632	25,944	25,728	1%

	Hard coking coal	kt									3,708	4,831	4,428	4,302	3,842	12,572	12,676	(1)%

	Energy coal	kt									83	199	44	111	10	165	114	45%

	Total	kt									3,791	5,030	4,472	4,413	3,852	12,737	12,790	0%

	Total (100%)	kt									7,582	10,060	8,944	8,826	7,704	25,474	25,580	0%

1 Production figures include some energy coal.

NSWEC, Australia		BHP interest 100%

	Energy coal - Export	kt									3,128	3,554	3,549	4,190	3,935	11,674	10,015	17%

	Energy coal - Domestic	kt									381	372	158	182	113	453	1,248	(64)%

	Total	kt	3,596	4,067	3,518	4,610	4,037	12,165	10,969	11%	3,509	3,926	3,707	4,372	4,048	12,127	11,263	8%

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia¹		BHP interest 100%

Mt Keith	Nickel concentrate	kt	-	-	-	-	-	-	41.3	(100)%

	Average nickel grade	%	-	-	-	-	-	-	17.0	(100)%

Leinster	Nickel concentrate	kt	-	-	-	-	-	-	72.4	(100)%

	Average nickel grade	%	-	-	-	-	-	-	8.8	(100)%

	Refined nickel	kt	-	-	-	-	-	-	12.2	(100)%	-	-	-	-	-	-	14.3	(100)%

	Nickel sulphate	kt	-	-	-	-	-	-	0.3	(100)%	0.1	0.1	-	-	-	-	1.0	(100)%

	Intermediates and nickel by-products	kt	2.3	0.3	-	-	-	-	17.4	(100)%	2.1	0.1	-	-	-	-	18.0	(100)%

	Total nickel	kt	2.3	0.3	-	-	-	-	29.9	(100)%	2.2	0.2	-	-	-	-	33.3	(100)%

	Cobalt by-products	t	35	-	-	-	-	-	450	(100)%	-	-	-	-	-	-	415	(100)%

1	WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational review for the nine months ended 31 March 2026

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended 31 March 2026 compared with the nine months ended 31 March 2025, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. FY26 and medium-term unit cost guidance ranges are based on exchange rates of AUD/USD 0.65 and USD/CLP 940, and for Copper SA by-product prices of US$2,900/oz for gold, and US$70/lb for uranium. Medium term refers to a five-year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this release: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), Direct Reduced Iron (DRI), dry metric tonnes (dmt); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimetre (g/cm3), grams per tonne (g/t); high-potential injury (HPI); joint venture (JV); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); percentage point (ppt); ounces (oz); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28—Subsidiaries of the Financial Statements in BHP’s 2025 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Resolution, Samarco and Vicuña. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

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Europe, Middle East and Africa	Europe, Middle East and Africa

Amanda Saunders	Adam Sanderson
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North America	Americas

Megan Hjulfors	Li Hua
Mobile: +1 403 605 2314	Mobile: +1 647 828 9830

Latin America

Renata Fernandez
Mobile: +56 9 8229 5357

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 22, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary